August 6, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QEP Midstream Partners, LP (the “Partnership”)
Registration Statement on Form S-1 (File No. 333-188487)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed public offering of up to 23,000,000 common units representing limited partner interests of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on August 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated August 1, 2013, through the date hereof:

Preliminary Prospectus dated August 1, 2013:

2,126 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

WELLS FARGO SECURITIES, LLC
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
David Herman
Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Alice S. Vilma
Alice S. Vilma
Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert Waldron
Robert Waldron
Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Francis Windels
Managing Director

Signature to Acceleration Letter

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Young Kim
Young Kim
Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Yaw Asamoah-Duodu
Yaw Asamoah-Duodu
Managing Director

Signature to Acceleration Letter